UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

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AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-14303	38-3161171
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dauch Drive, Detroit, Michigan		48211-1198
(Address of Principal Executive Offices)		(Zip Code)

David E. Barnes
Vice President & General Counsel
(313) 758-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

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Section 1 – Conflict Minerals Disclosure

Item 1.01      Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, American Axle & Manufacturing Holdings, Inc. (the ”Company” or “AAM”), we are filing our Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Form on Form SD. A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.aam.com/suppliers/doing-business-with-aam/conflict-minerals

Information on our website or accessed through it are not incorporated by reference into this Form SD.

Company Overview

We are a global Tier 1 supplier to the automotive industry. We design, engineer and manufacture driveline and metal forming products that are making the next generation of vehicles smarter, lighter, safer and more efficient. We employ approximately 20,000 associates, operating at nearly 80 facilities in 17 countries, to support our customers on global and regional platforms with a focus on operational excellence, quality, and technology leadership.

Overview of AAM’s Conflict Minerals Program

In connection with its reporting under the Securities and Exchange Commission’s (“SEC”) Final Rule on Conflict Minerals, the Company designed a program (the “CM Program”), to capture the required data within our supply chain for analysis and disclosure.

Our CM Program has been designed to conform in all material respects to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”).

We are evaluating, assessing and updating to reflect new developments in responsible sourcing, such as compliance with the Regulation (EU) 2017/821 of the European Parliament (the “EU Regulation”), for the upcoming reporting year, consistent with the OECD Guidance.

Conflict Minerals and Responsible Sourcing from Conflict-Affected and High-Risk Areas Policy

Our Conflict Minerals and Responsible Sourcing from Conflict-Affected and High-Risk Areas Policy (“Responsible Minerals Sourcing Policy”) has recently been updated to reflect the growing shift towards responsible sourcing in general, where conflict minerals represent one part of many, as opposed to the sole part, as well as incorporation of the language specific to the Company’s compliance with the EU Regulation.

Our Responsible Minerals Sourcing Policy governs the sourcing of raw materials, including those materials identified from areas of the world which have been identified as Covered Countries by Rule 13p-1 under the Securities Exchange Act of 1934, as well as Conflict-Affected and High-Risk Areas (“CAHRAs”).

We have published our Conflict Minerals Policy Statement, and it is free and accessible to the public at: https://www.aam.com/docs/default-source/suppliers-portal-documents/conflict-minerals/conflict-minerals-policy-statement.pdf?sfvrsn=e3601532_2

Reasonable Country of Origin Inquiry Conclusion

The Company performed due diligence to determine the source and chain of custody of the conflict minerals necessary to the production or functionality of certain of its products. However, for Reporting Year 2020, the Company determined in good faith that it was unable to definitively ascertain whether the conflict minerals, necessary for the functionality or production of the relevant products manufactured or contracted to manufacture by the Company, financed or benefitted armed groups in the Democratic Republic of the Congo (“DRC”) or in the countries having an internationally recognized border with the DRC, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together the “Covered Countries”).

Description of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry (“RCOI”) was conducted, in good faith, through the collection of conflict minerals data from suppliers that we determined to be at-risk for potentially containing the subject minerals in the products that they provided to us during 2020.

Our RCOI conflict minerals data collection process includes, but is not limited to, the following:

1.	Develop and distribute free, educational material and training to relevant suppliers.
2.	Initiate survey campaign from relevant suppliers utilizing the cross-industry Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”), as well as the iPoint Conflict Minerals Platform (“iPCMP”).
3.	Compare conflict minerals data received from relevant suppliers to Country of Origin (“CoO”) information available to us via our membership to the RMI.

Item 1.02    Exhibit

A copy of AAM’s Conflict Minerals Report for the year ended December 31, 2020 is filed as Exhibit 1.01 to this Form SD. Item 2.01 of this Form SD is incorporated by reference into this Item 1.02.

Section 2 – Exhibits

Item 2.01      Exhibits

Exhibit 1.01 Conflict Minerals Report for the year ended December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Axle & Manufacturing Holdings, Inc.

Date: May 28, 2021	By:	/s/ David E. Barnes
	Name:	David E. Barnes
	Title:	Vice President & General Counsel